Filed by Aon Global Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aon Corporation

Commission File No.: 001-07933

Commission File No. for Registration Statement

on Form S-4: 333-178991

EMAIL FROM GREG CASE TO CHICAGO-METRO COLLEAGUES

To:	All Aon colleagues in Chicago-metro area
From:	Greg Case
Subject:	Continued Commitment to Chicago
Date:	January 13, 2012

As a member of our Chicagoland team, I wanted to let you know that in a few moments you will be receiving more information about this morning’s announcement that Aon will be moving its corporate headquarters from Chicago to London. In the meantime, I wanted to assure you of Aon’s continued commitment to Chicago.

While this decision is an important step in our global growth strategy, we expect there will be minimal impact on colleagues and I want to emphasize that this move will not cause any loss of jobs. In fact, we recently signed a letter of intent for a new 15-year lease at the Aon Center downtown and we intend to move 750 positions to Chicago. In addition, our more than 6,000 colleagues here will continue to be active members of the Chicagoland community.

Chicago will continue to be the headquarters of the Americas and will continue to be a central component of our global growth strategy. Our Chicago-born firm is executing on its aspirational global plans for future growth. The merger with Hewitt Associates signaled to our clients that we intend to be a leader in every segment where we do business. Moving our corporate headquarters to London supports these growth plans.

Aon has a long-standing history of community support in Chicagoland, including nearly $70 million in funding that has been invested in civic and charitable organizations since 1987. Our firm is committed to significant levels of local investment in the future. For example, in December, as a kick-off to celebrate the 25th anniversary of our brand in 2012, we announced a five-year commitment of $15 million in charitable giving to the Chicago community.

Be assured that Aon will continue to remain committed to Chicago, not only through our continued physical presence and business activity, but also through an active and engaged program of civic leadership and philanthropy. In the true spirit of our current “Pass It On” engagement campaign, I encourage you to “pass on” our message of commitment to the Chicagoland area to your families and fellow colleagues.

I appreciate that this is big news and that many of you will have questions about what it means for the future of our firm, to our clients and to you individually. Later today, members of our Executive Leadership Team will be visiting with colleagues on each floor of the Aon Center and I plan to stop by to address your questions.

We will do our best to answer each and every question, but most importantly I want you to understand that this move supports the strategy of our firm and will have minimal day-to-day impact here in Chicagoland.

Best,

Greg

This communication is being made in respect of a proposed corporate reorganization involving Aon Corporation (“Aon”), which will result in Aon’s stockholders holding Class A Ordinary Shares in a newly-formed public limited company organized under English law.  In connection with the proposed reorganization, Aon Global Limited, a subsidiary of Aon (which will become a public limited company) (“Aon UK”) has filed with the SEC a registration statement on Form S-4 that included a preliminary proxy statement/prospectus, and each of Aon and Aon UK may be filing with the SEC other documents regarding the proposed reorganization.  At the appropriate time, the definitive proxy statement/prospectus regarding the proposed reorganization will be mailed to Aon stockholders.  Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive proxy statement/prospectus regarding the proposed reorganization and any other relevant documents filed by either Aon or Aon UK with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) or from Aon and Aon UK by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” or by directing a request to 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations.

Aon and Aon UK and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 8, 2011.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents using the contact information above.